Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid

September 20, 2024

Re:	Banco Bilbao Vizcaya Argentaria, S.A.

Amendment No. 1 to Registration Statement on Form F-4

Filed September 20, 2024

File No. 333-281111

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Shane Callaghan

Mr. Todd Schiffman

Mr. Christian Windsor

Ladies and Gentlemen:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated August 21, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement (“Amendment No. 1”) and is filing it together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. The Company is also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Registration Statement. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form F-4 Filed July 31, 2024

Cautionary Statement Regarding Forward-Looking Statements, page 15

1.

We note the reference to the Private Securities Litigation Reform Act of 1995 in the first paragraph on page 15. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 18 of Amendment No. 1.

The completion of the exchange offer is not conditional on the obtainment of certain antitrust and regulatory approvals, page 29

2.

Revise this section to address in appropriate detail, the risks to shareholders of Banco Sabadell of owning shares of BBVA in the event that the merger of the subsidiary institutions are not completed due to the lack of regulatory approval. To the extent that a regulatory body that must provide approval in order to complete the merger of material business units, or the holding company acquisition, has indicated that it does not intend to support the transaction, discuss those indications and the risks that failure to obtain that approval might have on your ability to realize your expected synergies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33, 34 and 35 of Amendment No. 1. The Company supplementally advises the Staff that, as reflected in Amendment No. 1, most of the antitrust and regulatory approvals required in connection with the exchange offer have already been obtained. While certain regulatory processes relating to the exchange offer are ongoing, no regulatory body that must provide approval in order to complete the exchange offer, has indicated that it intends to object to the transaction, and the Company expects that all of such antitrust and regulatory approvals will be obtained in the ordinary course. The Company further supplementally advises the Staff that the Company has not yet decided whether to merge BBVA’s and Banco Sabadell’s subsidiaries and that the Company does not expect any such decision to have any impact on the synergies expected to result from completion of the exchange offer.

BBVA may fail to fully realize the expected benefits and synergies of completing the exchange offer., page 35

3.

This risk factor appears to discuss several related risks, including the risks associated with realizing the synergies of the merger due to operational risks, risks related to the ability to complete the acquisition of the holding company, and risks due to the inability to complete the merger of the banking subsidiaries. Revise this section to address each of these risks separately, under appropriately descriptive headings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of Amendment No. 1. The Company supplementally advises the Staff that, as reflected in Amendment No. 1, most of the antitrust and regulatory approvals required in connection with the exchange offer have already been obtained. Further, the Company considers the outstanding approvals related to acquiring control of certain regulated subsidiaries or affiliates Banco Sabadell’s to be immaterial. Given this, and in light of the level of detail included under the risk factor “Completion of the exchange offer is not conditional on the obtainment of certain antitrust and regulatory approvals and authorizations; however, if such approvals and authorizations are not obtained, and the exchange offer is completed, the business, financial condition and results of operations of BBVA and Banco Sabadell may be adversely affected,” the Company has not incorporated into the risk factor referenced in the Staff’s comment a separate discussion of the risks related to the inability to complete the merger of Banco Sabadell’s subsidiaries.

4.

Reference is made to the last sentence of the first full paragraph on page 36. Please disclose the basis of BBVA’s belief “that it will be able to capture the majority of the cost synergies if the intended merger is not consummated for any reason compared to a scenario where the intended merger is consummated...” In addition, clarify how this paragraph is consistent with the last sentence of the carryover paragraph at the top of page 35.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1 to further describe the nature of the synergies it expects to be able to realize if the intended merger is not completed. The Company supplementally advises the Staff that the Company relied on the same sources—public disclosures and BBVA’s own experience in prior acquisitions and customary market practices and methodologies observed in similar transactions—in preparing estimates with respect to synergies that may be realized in both a merger and non-merger scenario. The Company further supplementally advises the Staff that the last sentence of the carryover paragraph at the top of page 35 referenced in the Staff’s comment refers to pro forma financial information included in the Registration Statement, and this pro forma financial information was prepared without taking into account cost synergies.

BBVA’s Interest in Banco Sabadell, page 52

5.

We note the disclosure on page 52 that during the past 12 months “neither BBVA...nor any of the companies within its group...have carried out or agreed to carry out on its own account transactions involving shares of Banco Sabadell or securities giving the right to subscribe or acquire shares of Banco Sabadell.” In your response letter, please explain how this statement is consistent with the scope of the ordinary course trading activities covered in your exemptive request letter, granted on May 29, 2024.

Response: The Company supplementally advises the Staff that the language quoted by the Staff refers to transactions involving shares of Banco Sabadell, or securities giving the right to subscribe or acquire shares of Banco Sabadell, whose voting rights would be attributable to BBVA pursuant to article 5 of the Spanish Takeover Regulation. By contrast, ordinary-course trading activities undertaken by BBVA in connection with its banking, investment banking and asset management businesses would not result in the attribution of the voting rights of the relevant Banco Sabadell shares to BBVA. This would be the case, for example, when BBVA acquires Banco Sabadell shares to cover the position of BBVA clients in derivative transactions. The Company has revised the disclosure on pages 22, 57 and 122 of Amendment No. 1 to clarify this.

6.

We note the description of the guidelines that the CNMV has given BBVA regarding undertaking certain transactions with clients in the ordinary course of business and that such guidelines are “generally in line with certain exemptive relief granted to BBVA by the SEC on May 29, 2024.” Please revise to separately describe the exemptive relief granted by the SEC on May 29, 2024 in greater detail, including a brief description of Rule 14e-5 of the Exchange Act and the scope of the trading activities covered by the exemptive relief. Please also revise related disclosure found on page 115.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 58, 126 and 127 of Amendment No. 1.

7.

See comment 6 above. We note that the exemptive relief granted by the SEC on May 29, 2024 was conditioned upon the offer document “prominently [disclosing] the intention of the Prospective Purchasers to conduct the Trading Activities” (see page 10 of the incoming exemptive relief letter). If BBVA continues to rely on this exemptive relief, please revise to prominently disclosure BBVA’s intention to conduct such trading activities, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to include a new section, “Regulatory Statement”, on page 1 of Amendment No. 1, prominently disclosing BBVA’s intention to conduct the trading activities with respect to which relief was granted. The Company has also revised the disclosure on pages 58 and 127 of Amendment No. 1 to disclose this intention.

Conditions to Completion of the Exchange Offer, page 91

8.

It is unclear what is meant by the following language in the first sentence of this section: “the exchange offer is subject to the fulfillment of the following conditions for the effectiveness of the exchange offer…” Please revise to state which offer conditions will prevent the consummation of this exchange offer. In addition, clarify that all offer conditions, other than regulatory approvals necessary for the consummation of the offer, must be satisfied or waived as of the expiration of the offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 23, 31, 32 and 99 of Amendment No. 1. The Company supplementally advises the Staff that in accordance with the Company’s responses to comments 17 and 18 below, the Company expects to address the Staff’s comment with respect to timing of satisfaction or waiver of any condition in a subsequent amendment of the Registration Statement.

9.

We note that the third offer condition listed on page 91 indicates that the exchange offer is conditioned on approval by the Spanish antitrust authorities. However, disclosure under the heading ‘Antitrust Authorizations’ on page 92 suggests that BBVA may waive this condition if Spanish antitrust authorities “have not given their express or tacit authorization to the exchange offer.” Please revise your disclosure to explain BBVA’s plans if Spanish antitrust authorities decide to (i) object to the economic concentration resulting from the exchange offer or (ii) condition their approval on the disposal of a material portion of Banco Sabadell’s assets, following the expiration of the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 23, 24, 25, 31, 32, 99 and 101 of Amendment No. 1. The Company supplementally advises the Staff that, based on precedent Spanish transactions involving credit institutions, the Company would not expect any authorization from the Spanish antitrust authorities to be conditioned on the disposal of a material portion of Banco Sabadell’s assets.

10.

See our last comment above. For the fourth offer condition listed on page 91, please provide the same expanded disclosure for the antitrust approvals required from the British antitrust authorities with respect to the acquisition of Banco Sabadell’s UK banking subsidiary.

Response: In response to the Staff’s comment, the Company advises the Staff that the fourth condition referred to in the Staff’s comment relates to an authorization to be received from the UK’s Prudential Regulation Authority (“PRA”), a banking regulatory authority that differs from the UK’s antitrust authority, the Competition and Markets Authority (“CMA”). On September 2, 2024, BBVA received the authorization from the PRA with respect to the indirect acquisition of control of Banco Sabadell’s subsidiary in the United Kingdom, TSB. The Company has revised the disclosure on pages 7, 23, 25, 33, 99 and 101 of Amendment No. 1 accordingly.

The Company supplementally advises the Staff that, while not a condition to the exchange offer, the exchange offer was notified on a voluntary basis to the CMA, the UK’s antitrust authority. On June 7, 2024 the CMA confirmed that it had no further questions regarding the exchange offer. The CMA has a four-month period, which began on June 7, 2024, to make any further inquiries if the circumstances related to the exchange were to change.

11.

See comment 9 above. We note that most of the antitrust and regulatory approvals and authorizations required in connection with the exchange offer, described from page 92 to page 94, are not conditions to the exchange offer. Additionally, a lack of such approvals could lead to the adverse consequences disclosed in the fourth paragraph on page 32. Please revise your disclosure to explain BBVA’s plans if such approvals and authorizations are not received or are conditioned on the disposal of a material portion of Banco Sabadell’s assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 26, 33, 34, 100, 101 and 103 of Amendment No. 1.

The Company supplementally advises the Staff that, as the assets, businesses and entities to which such approvals relate would not be material to the business, financial condition or results of operations of the BBVA Group following completion of the exchange offer, the Company does not consider that any failure to obtain any of the antitrust and regulatory approvals and authorizations upon which the completion of the exchange offer is not conditioned would be material. Furthermore, the Company expects to have received all or substantially all of the antitrust and regulatory approvals and authorizations upon which the completion of the exchange offer is not conditioned before the effectiveness of the Registration Statement.

12.

We note disclosure on page 114 under the subheading ‘Planned Corporate Restructuring Transactions of Any Kind’ to the effect that if the conditions to this exchange offer are satisfied, BBVA intends to pursue a merger of absorption with Banco Sabadell regardless of the percentage of Banco Sabadell shares acquired through the exchange offer. Such disclosure indicates that “there should not be any reason why the intended merger could not be consummated following the acquisition of control of Banco Sabadell.” However, you also state that this intended merger must be approved by the Spanish Ministry of Economy, Trade, and Enterprise. Given that the Spanish Minister of Economy, Trade, and Business, Carlos Cuerpo, has made public remarks suggesting that he does not approve of BBVA merging with Banco Sabadell, please expand your disclosure to explain how you determined that “the scenario of not being able to consummate the intended merger is very remote.” Your expanded disclosure should specifically note the opposition that the Minister has expressed regarding the merger, and why you believe it will not prevent approval. Please also revise similar disclosure found on page 7 and page 25.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 27, 120 and 121 of Amendment No. 1.

BBVA ADSs, page 98

13.	Please expand the disclosure here to discuss any fees associated with depositing BBVA shares received in the offer with the depositary for conversion into ADSs and how long this process may take.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1.

Squeeze-out and Merger, page 110

14.

Refer to the third paragraph in this section on page 110 of the prospectus. It appears from this disclosure that BBVA is not obligated to conduct a second-step merger and that the exchange ratio in any subsequent merger may not be the same as the current exchange ratio. For example, you state that the exchange ratio in the second-step merger will be “equivalent, as far as possible, to the consideration offered in the exchange offer, subject to market conditions or any other relevant circumstances making it inadvisable to carry out such merger process or on such terms.” In addition, the disclosure in the same paragraph indicates that the exchange ratio in the second-step merger “must be validated in due course by an independent expert appointed for such purpose by the relevant commercial registry…” Revise here and wherever you discuss the second-step merger throughout the prospectus to clarify that:

•	BBVA is not obligated to consummate the merger or to consummate it on the same terms as the exchange offer;

•	BBVA may face impediments in consummating a second-step merger (see the comment below); and

•	the exchange ratio in a second-step merger may be different and must be validated by an independent expert.

In addition, revise to identify the relevant “commercial registry” that will appoint such expert and the process by which it will validate the exchange ratio used in the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 22, 27, 96, 119, 120 and 121 of Amendment No. 1.

15.

It appears from the first bullet point on page 110 that the second-step merger cannot occur without the cooperation of Banco Sabadell, which must enter into a joint plan of merger with BBVA. If the exchange offer is consummated at a level below the 90% needed to effect a compulsory acquisition, explain what will occur if Banco Sabadell does not agree to enter into a joint plan of merger with BBVA, or explain specifically why you believe this is not likely to happen if you are able to consummate the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120 of Amendment No. 1.

General

16.	Please amend the cover page of your Form F-4 to check the box indicating that you are relying on Exchange Act Rule 14d-1(d) (“Tier II”) in connection with the exchange offer.

Response: In response to the Staff’s comment, the Company has amended the cover page to Amendment No. 1.

17.

Disclosure on page 110 of the prospectus under “Squeeze-out and Merger” raises the possibility (confirmed in a call with your counsel) that BBVA may attempt to waive or reduce the minimum acceptance condition in the offer. Consummating the exchange offer at a participation level below the current 50.01% would appear to constitute a material change requiring significant changes to the existing disclosure to explain the effects of taking a minority stake in Banco Sabadell, including but not limited to, changes to the pro forma financial statements included in the prospectus. In addition, and as discussed with your counsel, the guidance provided in Section II.C.5 of Exchange Act Release No. 58597 (September 19, 2008) is not available where a bidder seeks to reduce to the minimum tender condition below a majority. In your response letter, please explain your plans with respect to reducing the minimum acceptance condition in the exchange offer.

Response: The Company acknowledges the Staff’s comment. The Company continues to consider this point and currently expects to address the Staff’s comment in a subsequent letter to the Staff and/or amendment of the Registration Statement, as applicable.

18.

See comment 17 above. If BBVA may waive or reduce the 50.01% minimum acceptance condition, please revise your disclosure in the sections entitled ‘Certain Consequences of the Exchange Offer’ starting on page 109 and ‘Plans for Banco Sabadell after the Exchange Offer’ starting on page 112 to explain what this will mean for shareholders, including but not limited to, BBVA’s ability and plans to otherwise acquire shares not tendered in the exchange offer. If Banco Sabadell may continue to exist as a separate legal entity after the exchange offer, explain the impact to non-tendering shareholders under Spanish law.

Response: The Company acknowledges the Staff’s comment. The Company continues to consider this point and currently expects to address the Staff’s comment in a subsequent letter to the Staff and/or amendment of the Registration Statement, as applicable.

19.

On the cover page and throughout the prospectus, you state that if Banco Sabadell or BBVA makes a distribution to its shareholders while the exchange offer is pending, the exchange ratio may be adjusted accordingly. If you adjust the offer price, BBVA may be required to extend the offer under Rule 14e-1(b) of the Exchange Act; however, your disclosure indicates that Spanish law will not permit the acceptance period in the offer to extend beyond 70 calendar days. Please advise, with a view towards enhanced disclosure, what BBVA will do if Banco Sabadell makes a distribution during the last ten business days of the offer period, which would require an extension beyond the 70 calendar day limit imposed by Spanish law.

Response: As discussed with the Staff, the Company intends to seek relief from the provisions of Rule 14e-1(b) under the Exchange Act to permit BBVA to offer consideration which would decrease as a result of dividend payments or other distributions made by Banco Sabadell without extending the exchange offer period by 10 business days. If such relief is granted, the Company will revise the disclosure as appropriate.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

CC without enclosure:  Mr. Javier Álvarez-Cienfuegos

(Banco Bilbao Vizcaya Argentaria, S.A.)